February 11, 2005


Mail Stop 0407

Curtis S. Shaw, Esq.
Executive Vice President, General Counsel, and Secretary
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

RE:	Charter Communications, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	File No. 333-121136
	Filed February 1, 2005

	Charter Communications, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	File No. 333-121561
	Filed February 7, 2005

Dear Mr. Shaw:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
Amendment No. 1 to Form S-1 (333-121136)

1. We note your response to our prior comment #2 and the stock lending arrangement labeled "Alternative Two" on the supplemental chart.
      Supplementally,

* Advise whether the "Equity Investors" have already been identified;

* Explain why Citigroup expects the Equity Investors to want to lend shares back to Citigroup;

* Explain the business reasons for structuring Citigroup`s borrowings of the Equity Investors` shares (i.e. the Equity Investors Stock
Loan) and 5.875% note holders` borrowings and sales of shares
(i.e.
the Convertible Investors Stock Loan) to occur 15 times in 10 million share increments. Are these transactions going to occur at different dates over the term of the Share Lending Agreement?

* Advise whether the Equity Investors will receive a fee in exchange for lending the shares to Citigroup and clarify the economic reasons why the Equity Investors would lend the shares to Citigroup; and

* Explain whether Citigroup can close out its borrowings from the Equity Investors through any means other than the return of the Class
A shares (e.g. in the form of cash). Explain how the 5.875% note holders will obtain the Class A shares needed to close out their borrowings from Citigroup (e.g. purchases in the open market).

We may have further comments after reviewing your response.

2.	We note your response to our prior comment #3, particularly
your
statement that "[i]f market conditions do not permit the sale of all
150 million shares covered by the Share Lending Agreement, the Company would expect to file one or more new registration statement on Form S-1 or S-3, as applicable, to cover the offering or offerings of the remaining unborrowed shares." We also note the statement in your Underwriting section that the underwriters may change the public offering price if all the shares are not sold at the initial offering price. Based upon these statements, we continue to believe that your offering is a continuous best efforts offering covered by Rule 415(a)(1)(x). Please revise the disclosure in the registration statement to make clear that all 150 million shares may not be sold in the offering.

3.	We note your response to our prior comment #3.  Please
elaborate
on your statement that "in light of the quarterly accrual, rather than payment, of certain priority distributions during 2004 by a subsidiary of the Company, the Company`s eligibility to use Form S-3 is not certain." Identify the subsidiary, clarify the nature of the prior distributions, and explain how you believe this affected your eligibility to use Form S-3. In this regard, we note your statement on page 72 that you are in compliance with all your indentures and credit facilities.

4.	Please be advised that the Office of Chief Counsel is
continuing
its review of your transaction and may issue additional comments.

We and our subsidiaries have a significant amount of debt and may..., page 8

5.	Make clear that it is likely that the company will require
additional funding to repay debt maturing in 2006.

6. We note your response to our prior comment #15 and your disclosure on page 129. Please clarify in the risk factor that if the Special
Committee is not able to resolve the dispute through mediation in the
Delaware Chancery Court`s mediation program, it intends to recommend that the Board take legal action against Mr. Allen to resolve the contract dispute.

The loss of any of our key executives could adversely affect our ability to manage our business, page 15

7. Revise this general risk factor to specifically address the risk to your company stemming from the recent departure of your CEO.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 39

8. We note your response to prior comment #30 and statements made by your interim CEO Robert May as quoted in The Wall Street Journal Online on January 18, 2005. It appears that Mr. May`s statement that
"[y]ou need to have huge amounts of credibility with your customers that you know what you`re doing and that you`re doing it well...I think over the recent past we have not always lived up to that expectation" should be addressed in MD&A to the extent it reflects a change in management`s plan in operating the company.
Furthermore,
clarify how the listed transactions on page 81 were designed to improve your balance sheet and liquidity.

	Liquidity and Capital Resources, page 71

9. Overview, page 72.  We note your response to our prior comment
#35. Please disclose in the prospectus, as stated in your supplemental response, that management currently does not consider future asset sales as a significant source of liquidity.

Share Lending Agreement, page 179

10. Please refer to the third full paragraph on page 179 ("Because there were not sufficient shares..."). You state that you agreed to lend CGML up to 150,000,000 Class A shares "on one or more occasions" prior to November 16, 2006. We further note your response to our prior comment #3. Nevertheless, in light of the fact that the current registration statement is offering all 150 million shares that Citigroup can potentially borrow under the Share Lending Agreement, we believe that such language mistakenly suggests to readers that Citigroup may not borrow all 150 million shares that are being offered in the current prospectus, thereby creating unnecessary confusion. Please clarify that the parties have agreed to offer all
150 million shares at once.

11. Clarify the time period that sales of the 150 million shares will take place and note holders and the time period for hedging transactions among Citigroup, note holders and Equity Investors.

12.	We note your response to prior comment #43 regarding your
conclusion that the share lending agreement is an implied forward purchase contract. It is unclear how you reached this conclusion. We will continue to evaluate this response and may have further comment.

Underwriting, page 181

13.	We note your response to our prior comment #45 regarding the electronic delivery of prospectuses. Please provide us with copies of any materials (e.g. emails, screenshots of webpages) that will be used under the i-Deal system to communicate with the potential purchasers. We may have further comments after our review.

Notes to Condensed Consolidated Financial Statements (Unaudited)

		Note 3.  Franchises and Goodwill, page F-60

14.		We note your disclosure on page 88 that you conduct your
business in four operating divisions.  This appears to be a change from prior versions of the S-1.  Tell us when the change from five to
four operating divisions occurred and the business rationale behind
this further consolidation.  Tell us how many operating divisions
(units of accounting) were considered in doing your impairment
analysis as of October 1, 2004.   If 5 operating divisions were
considered, confirm for us that going from five units of accounting to four units of accounting would not have changed your assessment of impairment. We may have further comment.

General

15.	To the extent the comments in this letter are applicable,
please
apply corresponding revisions to the disclosure contained in Amendment No. 1 to Form S-1 filed on February 7, 2005 (file no.
333-
121561).

* * * * *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan at (202) 942-1944 or
Carlos
Pacho at (202) 942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


Sincerely,



Larry Spirgel
Assistant Director



Cc:	Kevin L. Finch, Esq.
	Irell & Manella LLP

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Charter Communications, Inc.
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